Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar	SSE Announcement Number: 2023-024

CSI Solar Co., Ltd.

Voluntary Disclosure Announcement of Performance Forecast for the

First Three Quarters of 2023

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

1. Performance Forecast for Current Period

(I) Performance Forecast Period

From January 1, 2023 to September 30, 2023.

(II) Performance Forecast

(1)            Based on preliminary calculations by the financial department, the estimated net profit attributable to the shareholders of the Company for the first three quarters of 2023 is expected to range from RMB2.60 billion to RMB3.10 billion. This represents an increase ranging from RMB1.34 billion to RMB1.84 billion compared to the same period in the previous year, reflecting a year-on-year growth rate ranging from 107% to 147%.

(2)            The estimated net profit attributable to the shareholders of the Company, excluding non-recurring gains and losses, is expected to be in the range of RMB2.33 billion to RMB2.83 billion for the first three quarters of 2023. Compared to the same period in the previous year, this represents an increase ranging from RMB1.19 billion to RMB1.69 billion, with a year-on-year growth rate ranging from 104% to 148%.

(3)            The aforementioned performance forecast has not been audited by certified public accountants.

2. Performance in the Same Period of the Previous Year

For the first three quarters of 2022, net profit attributable to the shareholders of the Company: RMB1.26 billion.

For the first three quarters of 2022, net profit attributable to the shareholders of the Company, excluding non-recurring gains and losses: RMB1.14 billion.

3. Main Reasons for the Performance Change of the Current Period

1.            With the continuous improvement and upgrading of solar photovoltaic product technologies, along with innovative advancements in various solar cell technologies, the commercialization process has significantly accelerated. Simultaneously, production capacity in the solar photovoltaic industry supply chain, especially polysilicon capacity, has expanded, resulting in overall price stability in the industry. This enhances the cost-effectiveness and competitiveness of solar photovoltaic, solidifying its position as a major new energy. The solar photovoltaic industry continues to maintain a positive development trend;

2.            As a leading enterprise in global operational capabilities and business performance, the Company continues to uphold the “Make the Difference” global brand strategy. The Company focuses on expanding into high-quality international markets and leverages its strengths in product performance, quality, brand and distribution channels to attain premium sales prices and establish competitive advantages. During the Performance Forecast Period, the Company experienced a significant increase in global shipment volumes of its solar photovoltaic products as well as a decrease in overall unit costs, including raw material costs and shipping costs, which resulted in a significant year-on-year increase in gross margin; and

3.            With the Company’s successful listing on the Science and Technology Innovation Board of the Shanghai Stock Exchange in June 2023, the Company’s brand influence and domestic resource mobilization have been enhanced. The newly raised funds have also supported the Company in further reducing operating costs. During the Performance Forecast Period, the Company continued to reduce costs and improve manpower efficiency. It also increased investment into the research and development of new solar cell technologies, and expanded advanced N-type production capacity. These pursuits enriched the Company’s technical capabilities and product portfolio, and enhanced the unit profitability of its products and its competitiveness in the industry.

4. Risk Alert

This performance forecast is derived from preliminary calculations made by the Company’s financial department based on its professional judgment and has not been audited by certified public accountants. The Company has not identified any material uncertain factors that would affect the accuracy of this performance forecast.

5. Other Explanations

The aforementioned forecast data is based on preliminary accounting data. For the specific and accurate financial data, please refer to the Company’s report for the third quarter of 2023, which is to be officially disclosed by the Company. Investors are hereby advised to make investment decisions prudently and to be mindful of investment risks.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

October 13, 2023

Safe Harbor/Forward-Looking Statements

Certain statements in this announcement, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 18, 2023. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company forecast was prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the forecast between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company forecast is not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the forecast.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

Not Compliant with SEC, AICPA or PCAOB Guidelines

The forecast has not been prepared or presented in accordance with the standards and guidelines of the SEC, the American Institute of Certified Public Accountants (the “AICPA”) or the Public Company Accounting Oversight Board (United States) (the “PCAOB”) for the preparation and presentation of projected or forecasted financial information. Accordingly, the forecast does not disclose all information required by the SEC, the AICPA and the PCAOB for projected or forecasted financial information.

No Audit or Review

The forecast has not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The forecast should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

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